Exhibit 99.2

MANAGEMENT PROXY CIRCULAR PETRO-CANADA NOTICE OF 2006 ANNUAL MEETING APRIL 25, 2006 YOUR PARTICIPATION IS IMPORTANT Please take a minute to vote (voting instructions on pages 3 to 5)

Michael Radik Maintenance Planner, Wildcat Hills Gas Plant, Alberta Foothills, North American Natural Gas

TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders of Petro-Canada	1
Invitation to Shareholders of Petro-Canada	2
Legal Notice	2

MANAGEMENT PROXY CIRCULAR

Q&A on Voting	3
Business of the Meeting	6
Nominees for Election to the Board of Directors	7
Interlocking Directorships	11
Compensation of the Board of Directors	11
Additional Disclosure Relating to Directors	13
Report on Executive Compensation	13
Management Resources and Compensation Committee	13
Stock Performance Graph	20
Summary Compensation Table	21
Equity Compensation Plans	22
Grants of Stock Options	23
Stock Options Exercised	24
Pension Plans	24
Contracts Relating to Termination of Employment	27
Indebtedness of Directors, Executive and Senior Officers	27
Directors and Officers Insurance Program	28
Returning Cash to Shareholders	28
Report of the Corporate Governance and Nominating Committee	29
Principles and Procedures	29
Composition of the Board of Directors and Committees	29
Director Orientation and Performance Evaluations	30
Corporate Standards and Conduct	30
Other Business	31
Submission Date for 2006 Shareholder Proposals	31
Shareholder Feedback	31
Annual Disclosure Documents	32
Board of Directors' Approval	32
APPENDIX I - Board of Directors Mandate	33

*Marque de commerce de Petro-Canada - Trademark

Notice of Annual Meeting of

Shareholders of Petro-Canada

The Annual Meeting will be held on Tuesday, April 25, 2006, at 11:00 a.m. (MDT) in the Theatre at the Glenbow Museum, 130 - 9 Avenue S.E., Calgary, Alberta.

The Annual Meeting will have the following purposes:
▪	to receive the Consolidated Financial Statements of the Company for the year ended December 31, 2005, and the auditors’ report on those statements;
▪	to elect the Board of Directors of the Company until the close of the next Annual Meeting;
▪	to appoint Deloitte & Touche LLP as auditors of the Company until the close of the next Annual Meeting; and
▪	to transact such other business as may properly be brought before the meeting.

The Management Proxy Circular provides detailed information relating to the matters to be dealt with at the Annual Meeting and forms part of this Notice.

Shareholders who cannot attend the Annual Meeting in person, or who are attending but prefer the convenience of expressing their vote in advance, may vote by proxy. To be effective, the completed Form of Proxy must be received by the Company's transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), at 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, T2P 2Z1, by 11:00 a.m. (MDT) on Friday, April 21, 2006, or, if the Annual Meeting is adjourned, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the adjourned meeting.

Shareholders registered at the close of business on March 8, 2006 will be entitled to receive notice of and vote at the Annual Meeting.

By order of the Board of Directors of Petro-Canada,

/s/ Hugh L. Hooker
Hugh L. Hooker
Associate General Counsel and Corporate Secretary

Calgary, Alberta
March 7, 2006

Invitation to Shareholders of Petro-Canada

Dear Shareholder:

On behalf of the Board of Directors, management and employees of Petro-Canada, we extend to you an invitation to attend the 2006 Annual Meeting of Shareholders to be held on Tuesday, April 25, 2006, at 11:00 a.m. (MDT) in the Theatre at the Glenbow Museum, 130 - 9 Avenue S.E., Calgary, Alberta.

The enclosed Notice of Meeting and Management Proxy Circular describes the business to be conducted at the Annual Meeting.

Following the formal portion of the meeting, Ron A. Brenneman, President and Chief Executive Officer of Petro-Canada, will address attendees at the meeting and review the affairs of the Company. You will also have an opportunity to ask questions and to meet the Board of Directors and executives of the Company.

Whether you choose to make your vote count in person or by proxy, we appreciate your participation in the annual meeting process, an important forum for our shareholders. We encourage you to exercise the power of your vote.

For the benefit of shareholders unable to attend the meeting, live audio coverage of the meeting will be available on our Web site, www.petro-canada.ca. In addition, a recording of the meeting will be available online following the meeting. Also available online are the full texts of the 2005 Annual Report, 2005 Annual Information Form, quarterly results, presentations to the investment community and other Company-related information.

Sincerely,
/s/ Brian F. MacNeill	/s/ Ron A. Brenneman
Brian F. MacNeill Chairman of the Board	Ron A. Brenneman President and Chief Executive Officer

Legal Notice - Forward-Looking Information

This Management Proxy Circular contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget,” or other similar wording. Forward-looking statements may include, but are not limited to, references to business strategy and goals, future capital and other expenditures, drilling plans, construction activities, refinery turnarounds, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, reserves life-of-field-estimates, natural gas export capacity and environmental matters. By their very nature, these forward-looking statements require Petro-Canada to make assumptions that may not materialize or that may not be accurate. These forward-looking statements are subject to known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; flucations in interest rates an foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this Management Proxy Circular are made as of the date of this Management Proxy Circular, and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Management Proxy Circular are expressly qualified by this cautionary statement.

MANAGEMENT PROXY CIRCULAR

All information in this Management Proxy Circular is as of March 7, 2006, unless otherwise indicated.

This Management Proxy Circular is furnished in connection with the solicitation by the management of Petro-Canada of proxies for use at the Annual Meeting to be held at the time and place and for the purposes set forth in the enclosed Notice of Meeting.

Q&A on Voting

Your vote is very important to us. If you are unable to attend the Annual Meeting, or if you plan to attend but prefer the convenience of voting in advance, we still encourage you to exercise your right to vote.

Q.	Am I entitled to vote?

A.	You are entitled to vote if you were a holder of common shares of Petro-Canada as of the close of business on March 8, 2006. Each common share entitles its holder to one vote.

The list of registered shareholders maintained by the Company will be available for inspection upon request after March 17, 2006, during usual business hours at the Company's registered office (150 - 6 Avenue S.W., Calgary, Alberta), and will be available at the Annual Meeting.

Q.	What am I voting on?

A.	You are voting on the following business matters that are to be addressed at the Annual Meeting:

▪	the election of Directors to the Board of Directors of the Company until the close of the next Annual Meeting; and

▪	the appointment of Deloitte & Touche LLP as auditors of the Company until the close of the next Annual Meeting.

Q.	How many votes are required to pass a matter on the agenda?

A.	A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Annual Meeting.

Q.	What if amendments are made to these matters or if other matters are brought before the meeting?

A.	If you attend the Annual Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Form of Proxy, the person named in the Form of Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of the Annual Meeting, and on other matters which may properly come before the Annual Meeting. As of the date of this Management Proxy Circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the Form of Proxy will vote on them in accordance with their best judgment.

Q.	Who is soliciting my proxy?

A.	The management of Petro-Canada is soliciting your proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact, by employees or agents of the Company at a nominal cost. All costs of such solicitation will be borne by the Company.

Q.	How do I vote?

A.
There are two ways you can vote your shares if your shares are registered in your name. You may vote in person at the Annual Meeting or you may complete, sign and return the enclosed Form of Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Annual Meeting.

If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you will have received a request for voting instructions from your nominees. Please note that Petro-Canada has limited access to the names of its non-registered shareholders. If you attend the Annual Meeting, Petro-Canada may have no record of your shareholding or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Annual Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the Annual Meeting. Please register with the Company’s transfer agent, CIBC Mellon, upon arrival at the Annual Meeting. If you do not intend to attend the Annual Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or fax, or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

Q.	Who votes my shares and how will they be voted if I return a Form of Proxy?

A.
By properly completing and returning a Form of Proxy, you are authorizing the person named in the Form of Proxy to attend the Annual Meeting and to vote your shares. You can use the enclosed proxy form, or any other proper Form of Proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted as you instruct in the Form of Proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

▪	FOR the election as Directors of those nominees set out in this Management Proxy Circular; and

▪	FOR the appointment of Deloitte & Touche LLP, as the auditors of the Company.

Q.	Can I appoint someone other than the individuals named in the enclosed Form of Proxy to vote my shares?

A.
Yes, you have the right to appoint another person of your choice, who need not be a shareholder to attend and act on your behalf at the Annual Meeting. If you wish to appoint a person other than those named in the enclosed Form of Proxy, then strike out those printed names appearing on the Form of Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Annual Meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the Annual Meeting, present themselves to a representative of CIBC Mellon.

Q.	What if my shares are registered in more than one name or in the name of a company?

A.
If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the Form of Proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the Form of Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact CIBC Mellon prior to submitting your Form of Proxy.

Q.	Can I revoke a proxy or voting instruction?

A.	If you are a registered shareholder and have returned a Form of Proxy, you may revoke it by:

1)
completing and signing another Form of Proxy bearing a later date, and delivering it to CIBC Mellon at any time up to the close of business on April 21, 2006, or, if the Annual Meeting is adjourned, up to the close of business on the business day preceding the day to which the meeting is adjourned; or

2)	delivering a written statement, signed by you or your authorized attorney to:

(a) the Corporate Secretary of Petro-Canada at 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to the close of business on April 21, 2006, or, if the Annual
Meeting is adjourned, up to the close of business on the business day preceding the day to which the meeting is adjourned; or

(b) the Chairman of the meeting prior to the commencement of the meeting on the day of the Annual Meeting or, if the meeting is adjourned, the day to which the Annual
Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

Q.	Is my vote confidential?

A.
Your proxy vote is confidential. Proxies are received, counted and tabulated by Petro-Canada's transfer agent, CIBC Mellon. CIBC Mellon does not disclose to Petro-Canada how any particular shareholder votes.

Q.	Are there any voting or ownership restrictions?

A.	The Petro-Canada Public Participation Act requires that the Articles of the Company include certain restrictions on the ownership of shares of the Company.

The following summarizes the restriction currently contained in the Company's Articles:

No person, together with associates of that person, may hold, beneficially own or control, directly or indirectly, other than by way of security only, in the aggregate voting shares to which are attached more than 20% of the votes that may ordinarily be cast to elect Directors of the Company.

Q.	How many shares are entitled to vote?

A.
As of the date of this Management Proxy Circular, there were 511,731,556 Petro-Canada common shares outstanding. Each registered shareholder has one vote for each common share of Petro-Canada held at the close of business on March 8, 2006.

To the knowledge of the Board of Directors and Officers of Petro-Canada, no person beneficially owns or exercises control or direction over securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

Q.	What if ownership of shares has been transferred after March 8, 2006?

A.
The person who acquired such shares after March 8, 2006 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask Petro-Canada that his or her name be included in the list of shareholders in order to be entitled to vote such shares at the Annual Meeting. Petro-Canada suggests that proof of share ownership be provided to the Corporate Secretary of Petro-Canada at 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3 no later than 5:00 p.m. (MDT) on April 21, 2006.

Q.	What if I have other questions?

A.	If you have any questions regarding the Annual Meeting, please contact Petro-Canada's transfer agent, CIBC Mellon, or its authorized agent nearest you:
Canada or the United States:
CIBC Mellon Trust Company at
1-800-387-0825
www.cibcmellon.com
or contact:
Petro-Canada
Hugh L. Hooker, Corporate Secretary
403-296-7778
hhooker@petro-canada.ca

Business of the Meeting

1. Consolidated Financial Statements

The Consolidated Financial Statements for the year ended December 31, 2005 are included in the 2005 Annual Report available to all shareholders upon delivery of this Notice of the Annual Meeting. The 2005 Annual Report (including the Consolidated Financial Statements and the Management’s Discussion and Analysis (MD&A)) can be found on the Company’s Web site at www.petro-canada.ca.

2. Election of the Board of Directors

The following persons are the nominees proposed by the Corporate Governance and Nominating Committee and approved by the Board of Directors for election as Directors, to hold office until the close of the next Annual Meeting, or until their successors are duly elected or appointed:

Ron A. Brenneman Angus A. Bruneau Gail Cook-Bennett Richard J. Currie Claude Fontaine Paul Haseldonckx	Thomas E. Kierans Brian F. MacNeill Maureen McCaw Paul D. Melnuk Guylaine Saucier James W. Simpson

Biographies for these nominees are set out in this Management Proxy Circular on pages 7 to 11 under the heading "Nominees for Election to the Board of Directors".

3. Appointment of Auditors

The Board of Directors propose that Deloitte & Touche LLP be appointed as the auditors of the Company until the close of the next Annual Meeting.

Deloitte & Touche LLP has served continuously as auditors of the Company since June 7, 2002. Fees paid to the auditors during the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Audit fees	$3,217,000	$2,367,000
Audit-related services for pension plan and attest services	213,000	71,000
Other services related to the licensing of access to industry databases	-	107,000
TOTAL	$3,430,000	$2,545,000

All services provided by the auditors are pre-approved by the Audit, Finance and Risk Committee and comply with professional standards and securities regulations governing auditor independence. The Board of Directors adheres to a practice of limiting the auditors from providing services not related to the audit.

Nominees for Election to the Board of Directors

Action is to be taken at the Annual Meeting to elect 12 Directors of the Company. The Articles of Petro-Canada provide that the number of Directors of the Company shall be a minimum of nine and a maximum of 13. The number of Directors of the Company at any particular time (including the persons nominated to be elected as Directors at the Annual Meeting) shall be determined from time to time by resolution of the Board of Directors. Between Annual Meetings, the Board of Directors, on recommendation by the Corporate Governance and Nominating Committee may appoint one or more additional Directors, who shall hold office for a term expiring not later than the close of the next Annual Meeting, but the total number of Directors so appointed may not exceed one-third of the number of Directors elected at the previous Annual Meeting.

The term of office of each of the current Directors expires at the close of the Annual Meeting. Set out below are the names and biographies of the nominees for election as Directors and, unless authority to do so is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director; however, should that occur for any reason, the persons named in the Form of Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the shares be withheld from voting in the election of Directors. Each Director elected will hold office until the close of the next Annual Meeting of the Company or until his or her successor is elected or appointed.

RON A. BRENNEMAN (Non-independent, Management) Age: 59 Calgary, Alberta, Canada Director since: 2000 Common shares: 78,793 [1] DSUs: 190,887 [2] Attendance: 9/9 Board

Ron Brenneman is the President and Chief Executive Officer of the Company. Prior to joining the Company in 2000, he held various positions within Exxon Corporation (integrated oil) and its affiliated companies. He also serves as a Director of the Bank of Nova Scotia and BCE Inc. He is a member of the Board of Directors of the Canadian Council of Chief Executives and the Canadian Unity Council. Mr. Brenneman holds a BSc. and an MSc.

As a member of management, Mr. Brenneman is not a member of any Committee of the Company, but he is invited to attend all Committee meetings other than in camera sessions.

ANGUS A. BRUNEAU, O.C.
(Independent)

Age: 70
St. John’s, Newfoundland and Labrador, Canada
Director since: 1996

Common shares: 5,527 [1]
DSUs: 10,819 [2]

Attendance:
8/9  Board
3/3  Environment, Health
and Safety Committee (Chair)
6/7 Audit, Finance and Risk Committee

Angus Bruneau is Chairman of the Board of Directors of Fortis Inc. (utilities and services corporation). He also serves as a Director of Inco Limited and SNC Lavalin Group Inc. He is an executive member of a number of not-for-profit organizations, including Sustainable Development Technology Canada, Canadian Institute for Child Health and the Canadian Foundation for Innovation. Dr. Bruneau is a P.Eng and holds a BSc., D.Eng, and a PhD.

Dr. Bruneau is Chair of the Environment, Health and Safety Committee and a member of the Audit, Finance and Risk Committee.

1 The information regarding the number of common shares beneficially owned or controlled or directed has been furnished individually by the respective nominees.
2 For further details, see "Compensation of the Board of Directors" for Directors who are not employees of the Company and "Executive Compensation" for the President and Chief Executive Officer.

GAIL COOK-BENNETT
(Independent)

Age: 65
Toronto, Ontario, Canada
Director since: 1991

Common shares: 4,098 [1]
DSUs: 19,998 [2]

Attendance:
9/9 Board
2/2 Pension Committee (Chair)
7/7 Audit, Finance and Risk Committee

Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board (public pension plan investment). She also serves as a Director of Emera Inc. and Manulife Financial Corporation, and is a Fellow of the Institute of Corporate Directors. Dr. Cook-Bennett has earned a PhD in Economics and holds a Doctor of Laws (honoris causa) from Carleton University.

Dr. Cook-Bennett is Chair of the Pension Committee and a member of the Audit, Finance and Risk Committee.

RICHARD J. CURRIE, O.C.
(Independent)

Age: 68
Toronto, Ontario, Canada
Director since: 2003

Common shares: 20,000 [1]
DSUs: 3,146 [2]

Attendance:
8/9  Board
5/6  Management Resources
and Compensation Committee
1/2 Pension Committee

Dick Currie is Chairman of the Board of Bell Canada Enterprises (BCE Inc.) (telecommunications). From 1996 to 2002, he was President and Director of George Weston Limited (food processing and distribution). He serves as a Director of CAE, Inc. and Staples, Inc., is the Chancellor of the University of New Brunswick and a Fellow of the Institute of Corporate Directors. Mr. Currie holds a B.Eng and an MBA.

Mr. Currie is a member of the Management Resources and Compensation Committee and the Pension Committee.

CLAUDE FONTAINE, Q.C.
(Independent)

Age: 64
Montreal, Quebec, Canada
Director since: 1987

Common shares: 15,926 [1]
DSUs: 28,340 [2]

Attendance:
9/9  Board
6/6  Management Resources
and Compensation Committee (Chair)
1/1 [3] Environment, Health
and Safety Committee
2/2 [3] Corporate Governance
and Nominating Committee

Claude Fontaine is a Senior Partner with Ogilvy Renault LLP (barristers and solicitors). He also serves as a Director of Optimum General Inc., the Institute of Corporate Directors (Chair of the Quebec Chapter) and the Montreal Heart Institute Foundation. He is Honorary Governor of the Canadian Unity Council. Mr. Fontaine holds a BA, an LL.L., and an ICD.D.

Mr. Fontaine is Chair of the Management Resources and Compensation Committee and a member of the Environment, Health and Safety Committee.

1 The information regarding the number of common shares beneficially owned or controlled or directed has been furnished individually by the respective nominees.
2 For further details, see "Compensation of the Board of Directors" for Directors who are not employees of the Company and "Executive Compensation" for the President and Chief Executive Officer.
3 Mr. Fontaine ceased to be a member of the Corporate Governance and Nominating Committee effective April 26, 2005. He was appointed to the Environment, Health and Safety Committee effective April 26, 2005.

PAUL HASELDONCKX
(Independent)

Age: 57
Essen, Germany
Director since: 2002

Common shares: 3,001 [1]
DSUs: 6,076 [2]

Attendance:
9/9  Board
7/7  Audit, Finance and Risk Committee
3/3 Environment, Health
and Safety Committee

Paul Haseldonckx is the past Chairman of the Executive Board of Veba Oil & Gas GmbH (integrated oil and gas) and its predecessor companies. He is a guest lecturer at Leiden University MBA Program on International Management. Mr. Haseldonckx holds an MSc.

Mr. Haseldonckx is a member of the Audit, Finance and Risk Committee and the Environment, Health and Safety Committee.

THOMAS E. KIERANS, O.C.
(Independent)

Age: 65
Toronto, Ontario, Canada
Director since: 1991

Common shares: 40,900 [1]
DSUs: 6,659 [2]

Attendance:
7/9  Board
5/6  Management Resources
and Compensation Committee
6/6 Corporate Governance
and Nominating Committee

Tom Kierans is Chairman of the Canadian Journalism Foundation, prior to which he was Chairman of CSI Global Markets. He also serves as a Director of Manulife Financial Corporation, Mount Sinai Hospital and the Canadian Institute for Advanced Research. Mr. Kierans is also a corporate director and sits on a number of advisory Boards of for-profit and not-for-profit organizations including Lazard (Canada), Task Force on the Modernization of Securities Legislation in Canada and the Schulich School of Business, York University. He holds a BA (Honours) and an MBA (Finance, Dean’s Honours List) and is a Fellow of the Canadian Institute of Corporate Directors.

Mr. Kierans is a member of the Management Resources and Compensation Committee and the Corporate Governance and Nominating Committee.

BRIAN F. MacNEILL, C.M. (Independent) Age: 66 Calgary, Alberta, Canada Director since: 1995 Common shares: 10,200 [1] DSUs: 37,266 [2] Attendance: 9/9 Board

Brian MacNeill is the Chairman of the Board of Directors of Petro-Canada. Prior to that, he was President and Chief Executive Officer of Enbridge Inc. (pipeline business). He is also Chairman and Director of Dofasco Inc. and a Director of the Toronto-Dominion Bank, West Fraser Timber Co. Ltd. and Telus Corp. He is a member of the Canadian Institute of Chartered Accountants and the Financial Executives Institute. He is also a Fellow of the Alberta and Ontario Institutes of Chartered Accountants and of the Institute of Corporate Directors and is Chair of the Board of Governors of the University of Calgary. Mr. MacNeill is a Certified Public Accountant and holds a B.Comm.

Mr. MacNeill is an ex-officio member of all Committees.

1 The information regarding the number of common shares beneficially owned or controlled or directed has been furnished individually by the respective nominees.
2 For further details, see "Compensation of the Board of Directors" for Directors who are not employees of the Company and "Executive Compensation" for the President and Chief Executive Officer.

MAUREEN McCAW
(Independent)

Age: 51
Edmonton, Alberta, Canada
Director since: 2004

Common shares: 494 [1]
DSUs: 3,314 [2]

Attendance:
8/9  Board
3/4 [3] Corporate Governance
and Nominating Committee
2/2 Pension Committee
2/2 [3] Environment, Health
and Safety Committee

Maureen McCaw is immediate past President of Leger Marketing (marketing research), formerly Criterion Research Corp., a company she founded in 1986. She is a past Chair of the Edmonton Chamber of Commerce and continues to serve as a Director. She also serves on a number of Alberta boards and advisory committees, and holds a BA.

Ms. McCaw is a member of the Pension Committee and the Corporate Governance and Nominating Committee.

PAUL D. MELNUK
(Independent)

Age: 51
St. Louis, Missouri, USA
Director since: 2000

Common shares: 4,400 [1]
DSUs: 15,904 [2]

Attendance:
7/9  Board
7/7  Audit, Finance and Risk Committee (Chair)
3/3 Environment, Health
and Safety Committee

Paul Melnuk is Chairman and Chief Executive Officer of Thermadyne Holdings Corporation (industrial products) and Managing Partner of FTL Capital Partners LLC (merchant banking). He is past President and Chief Executive Officer of Bracknell Corporation and Barrick Gold Corporation. Mr. Melnuk is a member of the Canadian Institute of Chartered Accountants and of the World Presidents' Organization, St. Louis chapter, and holds a B.Comm.

Mr. Melnuk is Chair of the Audit, Finance and Risk Committee and a member of the Environment, Health and Safety Committee.

GUYLAINE SAUCIER, F.C.A., C.M.
(Independent)

Age: 59
Montreal, Quebec, Canada
Director since: 1991

Common shares: 6,520 [1]
DSUs: 31,571 [2]

Attendance:
9/9  Board
6/6 Corporate Governance
and Nominating Committee (Chair)
2/2 Pension Committee

Guylaine Saucier is a Corporate Director who serves on the Boards of AXA Assurance Inc., CHC Helicopter Corp., Altran Technologies and Foundation du Musée des Beaux Arts. She is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former Director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former Director of the International Federation of Accountants, and was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange. She is a Fellow of the Institute of Chartered Accountants and of the Institute of Corporate Directors.

Ms. Saucier is Chair of the Corporate Governance and Nominating Committee and a member of the Pension Committee

1 The information regarding the number of common shares beneficially owned or controlled or directed has been furnished individually by the respective nominees.
2 For further details, see "Compensation of the Board of Directors" for Directors who are not employees of the Company and "Executive Compensation" for the President and Chief Executive Officer.
3 Ms. McCaw ceased to be a member of the Environment, Health and Safety Committee effective April 26, 2005. She was appointed to the Corporate Governance and Nominating Committee effective April 26, 2005.

JAMES W. SIMPSON
(Independent)

Age: 61
Danville, California, USA
Director since: 2004

Common shares: 0 [1]
DSUs: 2,973 [2]

Attendance:
9/9  Board
7/7  Audit, Finance and Risk Committee
3/3 [3] Management Resources
and Compensation Committee
2/2 [3] Environment, Health
and Safety Committee

Jim Simpson is past President of Chevron Canada Resources (oil and gas). He is also past Chairman of the Canadian Association of Petroleum Producers and past Vice-Chairman of the Canadian Association of the World Petroleum Congresses. Mr. Simpson holds a BSc. and a MSc.

Mr. Simpson is a member of the Audit, Finance and Risk Committee and the Management Resources and Compensation Committee.

1 The information regarding the number of common shares beneficially owned or controlled or directed has been furnished individually by the respective nominees.
2 For further details, see "Compensation of the Board of Directors" for Directors who are not employees of the Company and "Executive Compensation" for the President and Chief Executive Officer.
3 Mr. Simpson ceased to be a member of the Environment, Health and Safety Committee effective April 26, 2005. He was appointed to the Management Resources and Compensation Committee effective April 26, 2005.

Interlocking Directorships

The table below lists the Directors of Petro-Canada who serve together on the Boards of Directors of other public companies:

COMPANY	DIRECTORS OF PETRO-CANADA
BCE Inc.	Mr. Brenneman and Mr. Currie
Manulife Financial Corporation	Dr. Cook-Bennett and Mr. Kierans

Compensation of the Board of Directors

2005 Compensation

The compensation of Petro-Canada’s Board of Directors is intended to ensure that highly qualified directors are attracted to meet the demanding responsibilities that are fulfilled by the Company’s Board members. The compensation package is reviewed periodically for competitiveness with the packages of similarly complex organizations.

Compensation for all Directors Except the Chair of the Board of Directors

▪	Only non-employee Directors are compensated for Board of Directors service; the President and Chief Executive Officer is not paid for his services as a Director.
▪
Annual retainer - Board of Directors: $35,000 plus Deferred Stock Units (DSUs) equal in value to $65,000. The annual retainer compensates for the Board of Directors’ responsibilities as members, including attendance at programs for Director development.

▪	Meeting fee - Board of Directors: $1,500 per meeting.
▪	Meeting fee - Committees: $1,500 per meeting.
▪	Annual retainer - Committee members: $4,000 for each committee except the Audit, Finance and Risk Committee.
▪	Annual retainer - Committee members of the Audit, Finance and Risk Committee: $10,500.
▪	Annual retainer - Committee chairs for all committees other than the Audit, Finance and Risk Committee: $10,000.
▪	Annual retainer - Committee chair for the Audit, Finance and Risk Committee: $24,000.
▪	Out-of-province travel: $1,500 per round trip applicable to Directors who travel to Board of Directors or committee meetings outside their home province or country of permanent residence.

Compensation for the Chair of the Board of Directors

▪	Annual retainer - Chair of the Board of Directors: $255,000 plus DSUs equal in value to $75,000 (no other compensation is paid to the Chair of the Board of Directors).

Form of Payment

▪	Annually, Directors can choose to receive their non-DSU compensation in the form of cash, Company common shares and/or DSUs.
▪	Under the DSU Plan, dividends paid on the common shares of the Company are credited to Directors' notional DSU accounts.
▪
A Director becomes entitled to the benefit of the Director’s DSUs upon ceasing to be a Director. The Director can then choose to receive the value of the DSUs in the form of common shares of the Company purchased on the open market or to receive the value of the DSUs in the form of cash at any time up to 15 days prior to the end of the 12 months following retirement. The value of the DSUs will be based on the five-day average market price of the Company's common shares immediately before the conversion of the DSUs to cash or shares. If a Director chooses to receive common shares, the value of the Director's DSU entitlement is used to purchase common shares of the Company on the open market for the benefit of the Director. The Company is responsible for brokerage costs incurred in acquiring those shares. The value of DSUs granted prior to January 1, 2004 can only be paid out in the form of Company common shares purchased on the open market.

Share Ownership Guidelines

▪	The Company has adopted share ownership guidelines under which each Director is required to hold a minimum number of Company shares or share equivalents equal in value to $300,000.
▪	Directors have a maximum of five years to reach this level of share ownership, including shares held notionally in the DSU Plan, which must be retained until retirement from the Board of Directors.
▪	All Directors who joined the Board of Directors prior to 2004 have attained the required level of share ownership.
▪	Non-executive Directors are not eligible to participate in the Company's Option Plan.

2006 Compensation

The Board of Directors reviewed the compensation arrangements for Directors to ensure that they reflect the median compensation of Board of Directors members of similarly complex Canadian organizations. As a result of this review during 2005, the following changes were approved by the Board of Directors and took effect on January 1, 2006. All other components of the Board of Directors’ compensation program remained the same.

▪	Annual retainer - Board of Directors: $35,000 plus DSUs equal in value to $70,000.
▪	Annual retainer - Committee chair for the Audit, Finance and Risk Committee: $25,000.
▪	Once share ownership guidelines have been met, the full retainer may be received in the form of cash, Company common shares and/or DSUs.

Additional Disclosure Relating To Directors

To the knowledge of Petro-Canada, no Director of Petro-Canada is, or has been in the last 10 years, a Director or Executive Officer of an issuer that, while that person was acting in that capacity:

(a)
was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days except that Mme. Saucier was a Director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was cancelled on June 21, 2005. Mme. Saucier is no longer a Director of Nortel;

(b)
was subject to an event that resulted, after that person ceased to be a Director or Executive Officer of that issuer, in that issuer being the subject of a cease trade or similar order, or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets except that Teleglobe Inc. filed for court protection under insolvency statutes on May 28, 2002. Messrs. Currie and Kierans were Directors of Teleglobe Inc. from December 2000 until April 2002.

Report on Executive Compensation

Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the Compensation Committee) is composed entirely of independent Directors. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors regarding compensation and benefit practices, and management development and succession. Chief Executive Officer and executive officer performance, succession and recruitment are key focus areas. The Charter of the Compensation Committee can be found on the Company's Web site at www.petro-canada.ca.

Compensation Philosophy

The success of the Company depends to a great extent on the Company's ability to attract, retain and motivate high-performing employees at all levels of the organization. The Company regularly reviews its compensation policies by reference to these objectives.

The Compensation Committee reviews overall compensation policies and makes recommendations to the Board of Directors on the compensation programs for the executive officers of Petro-Canada, including the Named Executive Officers (see “Executive Compensation - Summary Compensation Table”). The objectives of the programs are to:

▪	attract, retain and motivate key personnel;
▪	encourage commitment to the Company and its goals, aligning executive officer interests with those of the shareholders; and
▪	reward executive officers for demonstrated leadership and for performance in relation to predetermined and quantifiable goals.

In developing a total compensation structure for executive officers, the Compensation Committee considers the compensation paid for similar positions in specific comparator groups. The comparator group for Canadian executive officers is a group of large Canadian industrial and resource companies that exercise a reasonable degree of autonomy. This group was selected as being the most similar to Petro-Canada in terms of size, scope and complexity. The comparator groups for international executive officers are selected using similar criteria in the relevant international locations. The programs are designed to deliver competitive base salary and incentive payments where corporate, business unit and individual performance meets specific predetermined objectives and provide the opportunity for top quartile pay against the Company’s comparator groups for superior performance. The competitiveness of the compensation structure is determined regularly by a compensation survey conducted by an independent consulting firm, Towers Perrin.

In discharging its mandate, the Compensation Committee retains Towers Perrin to provide expertise and advice, including custom survey work, in connection with the development of compensation policies and to make recommendations with respect to the design and implementation of executive compensation programs for the Compensation Committee's review and approval. In addition, Towers Perrin periodically updates the Compensation Committee on “best practices” and trends in executive compensation. Towers Perrin also provides actuarial and other pension advice to the Company, as well as advice on its health and welfare programs. As a result of the broad relationship, the Compensation Committee has agreed with Towers Perrin on a formal mandate that outlines Towers Perrin's role and terms of reference as an independent advisor to the Compensation Committee. Important features include a clear reporting relationship of the consultant to the Compensation Committee and assurances that the executive compensation consultant has an internal reporting relationship and compensation determined separately from those activities of Towers Perrin and Petro-Canada not connected to executive compensation.

The compensation structure for executive officers consists of a base salary, an annual incentive and a mid/long-term incentive using stock options, performance stock units (PSUs) and DSUs, with a significant portion of the total compensation being performance-driven and, therefore, variable.

Base Salary

Each year, the Compensation Committee reviews the base salaries of the Named Executive Officers and, as needed, makes adjustments to reflect the duties and responsibilities of the position, the degree of special skill and knowledge required, and the performance and contribution of the executive officer. The Compensation Committee uses as a reference point the median base salaries of positions in the comparator group with similar responsibilities.

Annual Incentive Program

Awards paid under the annual incentive program are based on the degree of achievement of specific predetermined corporate, business unit and individual objectives. Each executive officer is assigned a target incentive level that represents the amount that would be paid if all objectives were achieved at planned levels. If planned results are not achieved or are exceeded, actual payments could vary from zero to double the target award for corporate and business unit performance and from zero to triple the target award for individual performance. For the year ended December 31, 2005, awards under the program for the achievement of planned objectives by executive officers ranged from a target of 25% to 75% of base salary, depending on the level and geographic region of the executive officer, with the highest percentage applicable to the Chief Executive Officer.

In 2005, 30% of the target annual incentive award had a profit sharing focus, based upon a key measure of corporate performance, earnings from operations that are required to achieve a targeted return on capital. The remaining 70% of the target annual incentive was based on controllable factors that are aligned with the Company's business plan. These measures include both strategic and operational components, and they provide a balanced perspective to performance that is not tied to cyclical commodity prices but depend on elements which are most important to the success of the organization.

The 70% of the target annual incentive based on controllable objectives is further broken down into two components, whereby 50% of the target annual incentive award is based on business unit operating measures connected to generally controllable objectives that drive excellent operations. Each business unit has a suite of operating and project measures related to their business objectives. Examples of these measures include such items as production, safety, operating costs and reliability. Scores for each measure aggregate to a total business unit score for the senior executive responsible for that unit. The score for each of the Chief Executive Officer and Chief Financial Officer is the sum of the weighted results of all the business units. The remaining 20% of the award is determined by the executive officer's individual performance against personal objectives as assessed, for the executive officers, by the Compensation Committee. The Chief Executive Officer provides advice to the Compensation Committee with respect to the other executive officers to assist in this assessment.

Deferred Stock Unit Plan

The Company has established a DSU Plan for executive officers, the purpose of which is to increase the alignment of the executive officers' and shareholders' interests by linking short-term cash incentive rewards to the future value of the Company's shares. Under the DSU Plan, each executive officer may elect to receive all or a portion of his or her annual incentive in the form of DSUs.

When awards are determined, the amount elected is converted to DSUs that have a value equal to the five-day average Toronto Stock Exchange (TSX) closing price of the Company's shares immediately before the award is payable. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Company's shares. The executive officer is not allowed to convert the DSUs until termination or retirement. The value of the DSUs, when converted to cash, will be equivalent to the five-day average TSX closing price of the Company's shares immediately before the conversion takes place.

Mid/Long-Term Incentive Plan

Effective January 1, 2004, the Board of Directors approved an amendment to the long-term incentive plan for executive officers that introduced PSUs as a mid-term incentive. PSUs replace approximately 50% of the stock options which would otherwise have been granted under the Employee Stock Option Plan. They include a performance feature tied to the Company's Total Shareholder Return (TSR), as compared to the TSR of a group of similar North American oil and gas companies.

The mid/long-term incentives are intended to:

▪	link executive compensation with the creation of shareholder value;
▪	align the interests of executive officers with those of the Company's shareholders; and
▪	reward executive officers for achievement of TSR relative to peer companies.

The Compensation Committee uses its discretion in granting these awards, considering as a reference point competitive data for similar positions in the comparator groups of companies, and, up to and including 2005, employed the Black-Scholes financial model to estimate the value of the stock option awards. The number of awards granted in the previous year is considered in determining new awards, along with an assessment of the competitiveness of the overall compensation structure and an evaluation of individual performance.

Stock Options

Stock options have a maximum exercise period of seven years and vest at the rate of 25% per year, with the first 25% vesting one year after the grant date.

PSUs

PSUs reward participants for the relative performance of the Company versus North American oil and gas companies with whom it competes for investment dollars (the Peer Group). Three years from the grant date, if the Company's TSR is equal to the median of the TSR of the Peer Group, the participants will receive a cash payment equal to the ending market value of the PSUs originally granted, plus notional dividends applied during the three-year period. If the Company's TSR is equal to or above the TSR of 75% of the peers, participants will receive 150% of the ending market value. If the Company's TSR is equal to or below the TSR of 25% of the Peer Group, the original award will be forfeited. The actual amount of the award (if any) will be prorated between the percentile rankings, commencing with zero at 25%. The Compensation Committee has the discretion to adjust this schedule if the application of the above standards confers unintended results.

DSUs

Special DSU awards may be made from time to time by the Compensation Committee to recognize the achievement of an executive officer. The value of the special DSUs is considered in determining the value of the total mid/long-term incentive pay for the executive officer compared to market competitive pay levels.

Share Ownership Guidelines

To support the Company's belief in share ownership by executive officers, the Company has guidelines that require shareholdings, including DSUs, proportionate to the officer's compensation and position. Over a period of time, executive officers are expected to accumulate shareholdings having a value at least equal to a multiple of their annual base salary. The guidelines require holdings by the Chief Executive Officer of four times base salary, by executive and senior vice-presidents of two times base salary and by other officers of one times base salary. In addition, the Chief Executive Officer is required to maintain at least this ownership level for a period of 12 months after ceasing to be an employee of the Company. The guidelines are regularly reviewed by the Compensation Committee for consistency with competitive standards, as are their actual share holdings.

Chief Executive Officer Compensation

The Compensation Committee reviews the compensation paid to Chief Executive Officers at the comparator group of companies to determine the competitiveness of the Chief Executive Officer's compensation, and carefully assesses the performance of Mr. Brenneman, the Chief Executive Officer, considering both financial and non-financial components of his performance. Petro-Canada’s compensation structure for Mr. Brenneman contains significant pay at risk components, with a major portion of his total compensation delivered through performance-driven variable pay and equity-based programs.

In 2005, Mr. Brenneman's base salary was increased from $1,100,000 to $1,155,000, to position him at approximately the median of his peers, and he received a grant of 180,000 stock options, 60,000 PSUs and 50,000 DSUs (all post-stock dividend numbers). His annual incentive award of $1,465,000 was determined in accordance with the annual incentive program described above, and included the following elements:

▪	the profit sharing component, $450,000, reflecting exceptional performance on earnings from operations versus target, with a score of 175%;
▪	the operational component, $515,000, reflecting the aggregate scores achieved by each business unit on largely controllable operating and project measures, with a score of 119%; and
▪	the individual work plan component, $500,000, reflecting the Compensation Committee's assessment of Mr. Brenneman's performance against his personal work plan objectives, with a score of 290%.

This award reflects the significant achievements made under Mr. Brenneman's leadership.

▪	2005 was an excellent year for Petro-Canada in terms of overall financial results, with record operating earnings and cash flow and a very strong balance sheet.
▪	On July 26, 2005, the Board of Directors declared a stock dividend which effectively achieved a two-for-one stock split.
▪	Commencing with the fourth quarter dividend, the Company increased the quarterly dividend 33%, to $0.20/share on a pre-stock dividend basis ($0.10/share on a post stock dividend basis).
▪	The share buyback program was strong during 2005; the Company purchased a total of 8.3 million common shares for a total cost of approximately $346 million.
▪	The Company successfully renewed Olympic Games sponsorship through to the 2010 Vancouver Winter Games.
▪
Petro-Canada’s programs for leadership development, succession planning and performance management continue to build a strong and effective organization for the future. In addition, substantial progress has been made in raising the profile of safety throughout the Company, contributing to overall improvement in safety results in 2005.

▪
2005 was also a year in which the Company made great strides to position itself for future growth in production and earnings and, although there were a few challenges, the Company's business units had many successes: [1]

1  Please see the Legal Notice relating to Forward-Looking Information accompanying this Management Proxy Circular.

North American Natural Gas

▪	This business continued its shift to unconventional natural gas production, with a target of 50% of its production coming from unconventional production by 2010.
▪
Progress was also made on the longer-term strategy of accessing new supplies, including adding acreage in the McKenzie Delta/Corridor, entering into an attractive pooling arrangement in Alaska with Anadarko Petroleum Corporation and advancing the proposed Gros-Cacouna regasification project.

▪
Western Canada production continued to decline in 2005. Stronger realized prices and the addition of the U.S. Rockies production were partially offset by lower Western Canada volumes and higher operating costs. Increased operating costs in 2005 were primarily due to rising industry-wide cost pressures.

East Coast Oil

▪	East Coast Oil delivered strong earnings and cash flow during 2005. Hibernia continued to have first quartile operations and White Rose achieved first oil on budget and ahead of schedule.
▪
In October, Terra Nova successfully completed a 40-day turnaround which included regulatory inspections on equipment and modifications to improve the reliability of the gas compression and injection systems. Petro-Canada is taking a staged approach to achieve first quartile reliability at Terra Nova, with a second phase of improvements planned to occur during an extended turnaround in 2006.

▪
Development of the Far East Block, which is an extension of the Terra Nova field, was approved in the third quarter of 2005. The first production well in this reservoir is being drilled and is expected to be on-stream in early 2006.

▪
In the first quarter of 2005, Petro-Canada and the joint venture participants signed a unitization and joint operating agreement to advance the joint evaluation of the Hebron, Ben Nevis and West Ben Nevis oilfields offshore Newfoundland and Labrador. Petro-Canada has a 23.9% interest in the development.

Oil Sands

▪
New major oil sands investments, strong reliability at MacKay River and a coker turnaround at Syncrude highlighted 2005. Higher realized prices at Syncrude and increased MacKay River production were more than offset by lower Syncrude production and the impact of widening light/heavy crude price differentials on bitumen prices.

▪
With the acquisition of an interest and operatorship of the Fort Hills mining and upgrading project and the Dover lease adjacent to MacKay River, as well as the successful delineation program at Lewis, Petro-Canada now has more than nine billion barrels of established oil sands resources to develop over time.

▪
MacKay River made important progress toward achieving targeted production, improving reliability to 98% through the year. Stabilizing operations has allowed the Company to identify a de-bottlenecking opportunity for the water handling facility that, together with the third well pad, will increase production toward the 33,000 barrels/day (b/d) permit level.

International

▪
International continued to build their base business, long-life assets and balanced exploration portfolio in 2005. Higher realized commodity prices were partially offset by lower production in the Northwest Europe and North Africa/Near East regions.

▪
In June 2005, Pict, located in the United Kingdom (U.K.) sector of the North Sea, achieved first oil. One hundred per cent owned and operated by Petro-Canada, the Pict field is estimated to have resources of about 15 million barrels of oil.

▪
During the second quarter, Petro-Canada made two discoveries in the U.K. sector of the North Sea (the Saxon discovery and Block 13/27a). The Company also progressed work on the Hejre discovery in the Danish sector of the North Sea.

▪
Exploration acreage was acquired in Trinidad and Tobago and a reconnaissance licence was granted in Morocco during the second quarter. Petro-Canada was also awarded eight blocks in the U.K. North Sea during the U.K. Continental Shelf round of licensing and five production licences in Norway.

▪	Work continued to progress on the De Ruyter (10,000 net b/d) and Buzzard (60,000 net b/d) developments in the North Sea. Both projects are on schedule and on budget.
▪	The sale of the mature Syrian producing assets aligns with the Company’s strategy to increase the proportion of long-life and operated assets in its portfolio.

Downstream

▪
The Downstream business had a very good year operationally with all 15 subunits performing above par and with successful completion of the Eastern Canada refinery consolidation and major refinery turnarounds.

▪	The Company acquired and successfully integrated the Coastal Petrochemical facility into the Montreal refinery; Coastal is a quality operation that brings with it useful synergies.

Total Compensation - Chief Executive Officer

Current year total direct compensation is defined as the aggregate of base salary, cash bonus, equity incentives (e.g., PSUs, DSUs and Stock Options), perquisites and All Other Compensation as presented in the “Summary Compensation Table”. Total compensation is defined as total direct compensation plus the annual pension service cost. The following table shows 2005, 2004 and 2003 fiscal year total compensation as determined by the Compensation Committee for the President and Chief Executive Officer.

Ron A. Brenneman, President and Chief Executive Officer	2005	2004	2003
CASH COMPENSATION
Base Salary	$1,140,458	$1,066,035	$952,246
Bonus	$1,465,000	$1,395,000	$1,080,000
Total Cash Compensation	$2,605,458	$2,461,035	$2,032,246
LONG-TERM COMPENSATION
Special Deferred Stock Units [1,4]	$1,708,000	$1,183,600	$1,720,722
Performance Stock Units [2,4]	$1,573,800	$1,170,500	NA
Stock Options [3,4]	$1,240,200	$1,035,000	$1,540,000
Total Long-Term Compensation	$4,522,000	$3,389,100	$3,260,722
Other Annual Compensation [5]	$132,986	$123,035	$107,012
Total Direct Compensation	$7,260,444	$5,973,170	$5,399,980
Pension [6]	$1,034,196	$1,228,082	$969,001
TOTAL	$8,294,640	$7,201,252	$6,368,981
___________
1 This represents the portion of total direct compensation that was granted in DSU awards to Mr. Brenneman: 50,000 in 2005, 40,000 in 2004 and 67,400 in 2003. The values disclosed are based on the previous five-day average market value of Petro-Canada's common shares from the award date: $34.16 in 2005, $29.59 in 2004 and $25.53 in 2003. Dividend equivalents are credited on a quarterly basis.
2  This represents the portion of total direct compensation that was granted in PSU awards to Mr. Brenneman: 60,000 in 2005 and 50,000 in 2004. The values disclosed have been calculated using a binomial pricing model based on the previous 20-day average market value of Petro-Canada's common shares from the award date: $32.93 in 2005 and $29.39 in 2004. Dividend equivalents are credited on a quarterly basis. The PSU Plan is redeemed through a cash payment per unit based on the previous 20-day average TSX closing price of Petro-Canada common shares at the end of a three-year period. The payout is increased or decreased by applying a multiplier calculated by reference to the Company's TSR relative to the TSR of a group of North American oil and gas companies against which the Company measures its performance. The actual multiplier that will be applied to the value of the PSUs at the payout date will be determined by the Company rank relative to the Peer Group on the payout date.
3 This represents the portion of total direct compensation that was granted in stock options to Mr. Brenneman: 180,000 in 2005, 150,000 in 2004 and 200,000 in 2003. The values disclosed have been calculated using a binomial pricing-model based on a grant price of $34.28 in 2005, $28.70 in 2004 and $25.70 in 2003. Awards vest at a rate of 25% per year over a four-year period, starting on the first anniversary of the grant date, and expire after seven years for 2005 and 2004 awards and after 10 years for 2003 awards.
4 In relation to Notes 1 to 3 above, the number of PSUs, DSUs and stock options are expressed on a post stock-dividend basis.
5 This represents the employer contribution under the employee savings plan, the health care spending account, the group life insurance plan and the perquisites.
6 The pension value represents the increase in the pension liability for the fiscal year related to service cost, compensation changes differing from assumptions and impact of plan changes. For comparability and consistency, this value is determined consistently with the actuarial assumptions used to determine the year-end pension plan liabilities disclosed in the financial statements, in accordance with Generally Accepted Accounting Principles.

2006 Executive Officer Compensation Highlights

The base salaries of the Company's executive officers will be increased effective April 1, 2006 to reflect competitive practice for similar positions with the comparator group and the Compensation Committee's assessment of their leadership, performance and contribution to the Company's success. No major changes will be made to the design of the annual incentive program or mid/long-term incentive program for 2006, although the Compensation Committee will be using a binomial valuation model rather than the Black-Scholes financial model to estimate the value of mid/long-term incentive awards. In addition, for 2006, the Compensation Committee will include reference to the Canadian oil and gas sector when assessing compensation competitiveness.

As part of its due diligence to confirm the linkage between pay and performance, in 2006, the Compensation Committee is reviewing the actual amounts paid and accrued to the Chief Executive Officer since his appointment against the incremental market capitalization of the Company. The data collected from this review are being used to inform the decision-making process for 2006 Chief Executive Officer compensation.

This report is submitted by the Management Resources and Compensation Committee.

Claude Fontaine (Chair)
Richard J. Currie
Thomas E. Kierans
James W. Simpson
Brian F. MacNeill (ex-officio member)

Stock Performance Graph

The following graph charts performance of an investment in the Company's common shares against each of the Standard & Poor's (S&P)/TSX Composite Index and the S&P/TSX Energy Index, assuming an investment of $100 on December 31, 2000, and accumulation and reinvestment of all dividends paid from that date through December 31, 2005.

___________
1  No dividends for S&P/TSX Energy Index.

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation of the Company's President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and each of the three most highly compensated executive officers who were serving as executive officers on December 31, 2005. These executive officers are collectively referred to herein as the "Named Executive Officers."

		Annual Compensation			Long-Term Compensation Awards
Name and			Annual	Other Annual	Securities Under	Shares or Units Subject to Resale Restrictions		All Other
Principal Position	Year	Salary	Incentive [1]	Compensation [2]	Options [3]	DSU [4]	PSU [5]	Compensation [6]
Ron A. Brenneman President and Chief Executive Officer	2005 2004 2003	$1,140,458 $1,066,035 $952,246	$1,465,000 $1,395,000 $1,080,000	$72,555 $66,351 $57,227	180,000 150,000 200,000	$1,708,000 $1,183,600 $1,720,722	$1,573,800 $1,170,500 -	$60,431 $56,684 $49,785
Boris J. Jackman Executive Vice-President Downstream	2005 2004 2003	$587,778 $529,549 $479,722	$641,000 $510,000 $397,000	$1,200 $1,099 $1,402	60,000 60,000 100,000	$546,560 $118,360 $153,180	$524,600 $468,200 -	$31,221 $28,125 $25,169
Peter S. Kallos [7,8] Executive Vice-President International	2005 2004 2003	£255,030 £235,333 £129,508	£165,000 £107,000 £52,000	£97,003 £143,075 £53,362	30,000 30,000 -	- - £40,816	£130,914 £116,840 -	£49,076 £44,695 £133
E. F. H. Roberts Executive Vice-President and Chief Financial Officer	2005 2004 2003	$529,117 $453,403 $407,313	$547,000 $420,000 $305,000	- - -	60,000 50,000 90,000	$273,280 $118,360 $102,120	$524,600 $374,560 -	$28,512 $27,049 $21,295
Brant G. Sangster Senior Vice-President Oil Sands	2005 2004 2003	$333,380 $311,077 $296,710	$288,000 $211,000 $187,000	- - -	36,000 30,000 60,000	- - -	$314,760 $234,100 -	$18,159 $16,977 $15,512
___________
1 For 2005, Mr. Jackman elected to take 50% and Mr. Kallos elected to take £50,000, respectively of their annual incentive awards under the Company’s DSU Plan. For 2004, Mr. Kallos elected to take £50,000 and for 2003 Mr. Roberts elected to take 25%, respectively, of their annual incentive award under the Company's DSU Plan. (See "Report on Executive Compensation - Deferred Stock Unit Plan").
2 For 2005, 2004 and 2003, for Mr. Jackman, amounts in this column relate to imputed interest on Company loans. In the case of Mr. Brenneman for 2005, the amount includes $31,960 for a leased vehicle and $25,773 for financial counselling. In 2004, the amount includes $36,000 for a leased vehicle and $18,300 for financial counselling. In 2003, the amount includes $24,000 for a leased vehicle and $26,000 for financial counselling. In the case of Mr. Kallos, for 2005 the amount includes £10,203 for a vehicle allowance, and £82,800 for temporary London relocation housing costs. In 2004, the amount includes £10,203 for a vehicle allowance and £128,871 for temporary London relocation including housing costs of £73,314. For 2003, the amount includes £7,692 for a vehicle allowance, £45,337 for expatriate benefits including housing costs of £29,485 (converted to British pounds sterling from Canadian dollars at the rate of 2.3066, being the exchange rate at December 31, 2003) and a restated tax equalization payment of £1,592 due to a refund from Her Majesty’s Revenue and Customs in 2005. Except for Mr. Brenneman in 2005, 2004, and 2003 and Mr. Kallos in 2004 and 2003, the aggregate amount of perquisites and other personal benefits does not exceed the lesser of $50,000 and 10% of the total of the annual salary and annual incentive for each Named Executive Officer.
3 In July 2005, the Board of Directors declared a two-for-one stock-split effected in the form of a stock dividend which was paid on September 14, 2005 to common shareholders of record at the close of business on September 3, 2005. As a result of the stock dividend and in accordance with the terms and conditions of the Employee Stock Option Plan, the Board of Directors determined that the number of options held by, among others, Named Executive Officers to purchase common shares in the Company be adjusted to put the Named Executive Officers holding options in the same positions as they would have been in if they had exercised such options prior to the stock dividend. The amounts in this column for 2005 indicate the number of options that were granted in order to effect this adjustment.
4 For 2005, an aggregate amount of 74,000 DSUs were awarded to Messrs. Brenneman, Jackman and Roberts (50,000, 16,000, and 8,000, respectively). For 2004, an aggregate amount of 48,000 DSUs were awarded to Messrs. Brenneman, Jackman and Roberts (40,000, 4,000, and 4,000, respectively). For 2003, an aggregate amount of 77,400 DSUs were awarded to Messrs. Brenneman, Jackman and Roberts of 67,400, 6,000, and 4,000, respectively. The values disclosed in the Restricted Share Unit column are based on the previous five-day average market value of Petro-Canada's common shares from the award date, $34.16 in 2005, $29.59 in 2004 and $25.53 in 2003 and have been adjusted for vesting conditions. Dividend equivalents are credited on a quarterly basis.
5 For 2005, an aggregate amount of 122,000 PSUs were awarded to the Named Executive Officers as follows: Mr. Brenneman - 60,000; Mr. Jackman - 20,000; Mr. Kallos - 10,000; Mr. Roberts - 20,000; and Mr. Sangster - 12,000. For 2004, an aggregate amount of 106,000 PSUs were awarded to the Named Executive Officers as follows: Mr. Brenneman - 50,000; Mr. Jackman - 20,000; Mr. Kallos - 10,000; Mr. Roberts - 16,000; and Mr. Sangster - 10,000. The values disclosed in the Restricted Share Unit column are restated by using a binomial pricing model based on the previous 20-day average market value of Petro-Canada's common shares from the award date ($32.93 in 2005 and $29.39 in 2004). Dividend equivalents are credited on a quarterly basis. The PSU Plan provides that recipients of PSU awards are entitled to receive a cash payment per unit based on the previous 20-day average TSX closing price of Petro-Canada common shares and dividends at the end of a three-year period. This amount is increased or decreased by applying a multiplier calculated by reference to the Company's TSR relative to a group of North American oil and gas companies against which the Company measures its performance (the Peer Group). The actual multiplier that will be applied to the value of the recipient's PSUs at the payout date will be determined by the Company's rank relative to the Peer Group as of the determination date for the grant.
6 For Messrs. Brenneman, Jackman, Roberts and Sangster, the amounts in this column relate to the Company's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For Mr. Kallos, the amounts in this column for 2004 relate to the Company's contributions under the Petro-Canada Capital Accumulation Plan, an allowance paid in lieu of a supplemental retirement agreement, and premiums paid toward coverage for Mr. Kallos under life insurance, health and dental plans. For 2003, amounts in this column for Mr. Kallos relate to the employer's contribution for premiums paid toward life insurance and dental plans.
7 Mr. Kallos' employment with the Company commenced on March 31, 2003.
8 As of December 31, 2005, 2004 and 2003, the British pounds sterling exchange rate from Canadian dollars was 2.0036, 2.3062 and 2.3066, respectively. The average exchange rate to British pounds sterling from Canadian dollars in 2005, 2004 and 2003 was 2.2067, 2.3842 and 2.2883, respectively. On March 7, 2006, the exchange rate to British pounds sterling from Canadian dollars was 1.9912.

Equity Compensation Plans

The Company has an Employee Stock Option Plan (the Option Plan) which provides for the granting of options to purchase common shares to employees (including executive officers) of the Company and its subsidiaries. Stock options are an integral component of the compensation and incentive program for employees. Non-executive directors are not eligible to participate in the Option Plan.

In 2005, approximately 50% of the Company's competitive mid/long-term incentive pay for senior management was awarded through stock options and approximately 50% was awarded through the PSU Plan, as described under the heading "Report on Executive Compensation - Mid/Long-Term Incentive Plan." Special DSU awards may also be made from time to time to recognize the achievement of an executive officer. Selected employees not in senior management will also be granted stock options to recognize exceptional performance and encourage loyalty to the Company and its objectives.

Terms of the Option Plan

Options granted under the Option Plan since 2004 have a term of seven years and vest at a rate of 25% per year over four years from the date of initial grant. Each option granted prior to 2004 under the Option Plan had a maximum term of 10 years. All options are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee in its discretion at the time the option is granted. The exercise price per share cannot be less than the closing price of the common shares on the TSX on the day preceding the day the option is granted. Subject to obtaining the required regulatory or other approvals, the Option Plan provides that majority consent of option holders is required for certain changes made to the Option Plan or to outstanding options which would materially adversely affect the rights of option holders. The Compensation Committee may make administrative adjustments to keep holders neutral if the share structure of the Company should be altered.

The Option Plan provides that the maximum number of common shares reserved for issuance to any one option holder shall not exceed 5% of the total number of common shares outstanding at the time of grant. The maximum number of common shares which may be issuable to insiders under the Option Plan when combined with any other share compensation arrangement is 10% of the common shares issued and outstanding. Unless otherwise determined at the time of grant, (1) in the event of the death or voluntary retirement of an option holder or termination of the option holder’s employment without cause, all of such option holder’s options shall immediately vest and the expiry of the option may be accelerated and (2) in the event of the termination of the option holder’s employment with cause or the voluntary resignation of the option holder (other than at retirement), all of such option holder’s options shall immediately expire.

Pursuant to an amendment to the Option Plan approved by shareholders in 2004, the Option Plan now includes a Cash Payment Alternative (CPA). The CPA gives the Board of Directors the authority to offer holders of options granted after December 31, 2003 the right to surrender vested options for cancellation in return for a direct cash payment from the Company, thereby reducing the dilutive effects of such grants. This offer would provide option holders with essentially the same amount as they would otherwise realize in exercising their options and immediately selling the common shares issued upon exercise. The Option Plan provides that the common shares subject to any option that is surrendered pursuant to the CPA feature will be available for future options granted under the Option Plan, as is the case for options which expire or are cancelled without having been exercised.

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category [1]	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders	18,364,217	$24.43	15,638,959
___________
1 The Company does not have any equity compensation plans not previously approved by shareholders.

Grants of Stock Options

The following table provides information concerning grants of options made to each Named Executive Officer during the financial year ended December 31, 2005.

Option Grants During the Most Recently Completed Financial Year

Participant Name	Date of Grant	Securities Under Options Granted [1]	% of Total Options Granted to All Participants in the Financial Year	Exercise Price	Market Value of Securities Underlying Options on the Date of the Grant	Expiry Date
				($)	($)
Ron A. Brenneman	February 24, 2005	180,000	4.41%	34.28	34.28	February 23, 2012
Boris J. Jackman	February 24, 2005	60,000	1.47%	34.28	34.28	February 23, 2012
Peter S. Kallos	February 24, 2005	30,000	0.73%	34.28	34.28	February 23, 2012
E. F. H. Roberts	February 24, 2005	60,000	1.47%	34.28	34.28	February 23, 2012
Brant G. Sangster	February 24, 2005	36,000	0.88%	34.28	34.28	February 23, 2012
___________
1 The amounts in this column refer to the number of common shares of the Company for which options to purchase were granted during 2005. The options vest at a rate of 25% per year cumulatively, commencing one year after the date of grant.

Stock Options Exercised

The following table provides information concerning the exercise of options by each of the Named Executive Officers during the financial year ended December 31, 2005, and the financial year-end value of unexercised options.

Aggregated Option Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option Values

Participant Name	Securities Acquired on Exercise [1]	Aggregate Value Realized	Unexercised Options at Financial Year-End [1] (Exercisable/Unexercisable)	Value of Unexercised-in-the-Money Options at Financial Year-End [2] (Exercisable/Unexercisable)
	(#)	($)	(#)	($)
Ron A. Brenneman	-	-	672,500 / 467,500	18,251,375 / 8,556,975
Boris J. Jackman	97,800	2,438,575	328,000 / 180,000	9,505,000 / 3,336,200
Peter S. Kallos	-	-	7,500 / 52,500	134,625 / 774,975
E. F. H. Roberts	127,500	3,554,348	125,500 / 165,000	3,088,350 / 3,022,950
Brant G. Sangster	55,000	637,388	- / 98,000	- / 1,758,475
___________
1 The amounts in this column refer to common shares of the Company.
2 The closing price of the common shares of the Company on the TSX on December 31, 2005 was $46.65.

Pension Plans

The Named Executive Officers, with the exception of Messrs. Brenneman and Kallos, are covered by individual retiring allowance agreements and by the Petro-Canada Registered Pension Plan (defined benefit option), which pension plan covers all permanent Canadian employees of the Company.

The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and retiring allowance agreements at age 60, the earliest age at which an unreduced retirement benefit is available.

Pension Plan Table

Remuneration	Years of Service
	$15	20	25	30	35
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,100,000	330,000	440,000	550,000	660,000	770,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,300,000	390,000	520,000	650,000	780,000	910,000

The retirement benefit is equal to 2% per year of service, including industry service, to a maximum of 35 years multiplied by the average of the highest three consecutive years of base salary in the final 10 years of service. At age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, prorated for years of service.

In the event of death after retirement, 50% of the retirement benefit will be continued for the life of the Named Executive Officer's spouse, subject to a minimum of 60 monthly payments from the date of retirement. The retiring allowance agreements provide that no benefit is payable on voluntary resignation prior to age 55, nor on early retirement prior to normal retirement age without the approval of the Company.

The accredited years of service as of December 31, 2005 are as follows: Mr. Jackman - 22; Mr. Roberts - 21; and Mr. Sangster - 24.

Mr. Kallos is covered under the Petro-Canada U.K. Pension & Life Assurance Plan, a pension plan which is available to permanent U.K. employees of the Company. In lieu of a supplemental retirement arrangement, Mr. Kallos receives an allowance equal to 15% of his base salary.

The following table provides information concerning the total annual retirement benefit payable under the Petro-Canada U.K. Pension & Life Assurance Plan.

Pension Plan Table

Remuneration	Years of Service
	£15	20	25	30	35
240,000	9,778	19,556	29,333	39,111	48,889
260,000	9,778	19,556	29,333	39,111	48,889
300,000	9,778	19,556	29,333	39,111	48,889

For Mr. Kallos, the retirement benefit is equal to one fifty-fourth of his final salary subject to Her Majesty’s Revenue & Customs maximum pension under this final salary scheme per year of service; no accredited years of service were granted or transferred in. In the event of the death of Mr. Kallos after retirement, 66.66% of the retirement benefit will be continued for the life of his spouse plus eligible dependants. The accredited years of service as of December 31, 2005 for Mr. Kallos was two years.

Mr. Brenneman is covered by a Supplemental Executive Retirement Plan (SERP) and by the Petro-Canada registered pension plan (defined contribution option), a pension plan which covers all permanent Canadian employees of the Company.

The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and the SERP at age 60, the earliest age at which an unreduced retirement benefit is available.

Pension Plan Table

Remuneration	Years of Service
	$15	20	25	30	35
1,300,000	292,500	390,000	487,500	585,000	682,500
1,400,000	315,000	420,000	525,000	630,000	735,000
1,500,000	337,500	450,000	562,500	675,000	787,500
1,600,000	360,000	480,000	600,000	720,000	840,000
1,700,000	382,500	510,000	637,500	765,000	892,500
1,800,000	405,000	540,000	675,000	810,000	945,000
1,900,000	427,500	570,000	712,500	855,000	997,500
2,000,000	450,000	600,000	750,000	900,000	1,050,000
2,100,000	472,500	630,000	787,500	945,000	1,102,500
2,200,000	495,000	660,000	825,000	990,000	1,155,000
2,300,000	517,500	690,000	862,500	1,035,000	1,207,500
2,400,000	540,000	720,000	900,000	1,080,000	1,260,000
2,500,000	562,500	750,000	937,500	1,125,000	1,312,500
2,600,000	585,000	780,000	975,000	1,170,000	1,365,000
2,700,000	607,500	810,000	1,012,500	1,215,000	1,417,500
2,800,000	630,000	840,000	1,050,000	1,260,000	1,470,000
2,900,000	652,500	870,000	1,087,500	1,305,000	1,522,500
3,000,000	675,000	900,000	1,125,000	1,350,000	1,575,000
3,100,000	697,500	930,000	1,162,500	1,395,000	1,627,500
3,200,000	720,000	960,000	1,200,000	1,440,000	1,680,000
3,300,000	742,500	990,000	1,237,500	1,485,000	1,732,500

For Mr. Brenneman, the retirement benefit is equal to 1.5% per year of service times the average of the highest three consecutive years of the sum of base salary plus annual incentive in the final 10 years of service. In the event of the death of Mr. Brenneman after retirement, 60% of the retirement benefit will be continued for the life of his spouse. The SERP provides that no benefit is payable on early retirement prior to normal retirement age without the approval of the Company.

The accredited years of service as of December 31, 2005 for Mr. Brenneman was 11 years; for his first five years of employment, his accredited service accrued at the rate of two years for every year of actual service.

The estimated years of credited service at normal retirement age of 65 (NRA) and the estimated annual benefit at NRA for each of the Company's Named Executive Officers are as follows:

	Estimated Years of Credited Service at NRA	Estimated Annual Retirement Benefit at NRA
Ron A. Brenneman	16	$630,000
Boris J. Jackman	30	$337,000
Peter S. Kallos	21	£41,400
E. F. H. Roberts	31	$337,000
Brant G. Sangster	29	$196,000

Contracts Relating to Termination of Employment

The Company has entered into contracts relating to termination of employment with each of the Named Executive Officers. In the event of termination of employment by the Company without just cause, each Named Executive Officer, with the exception of Mr. Kallos, is entitled to a lump sum payment equal to base salary as of the termination date, plus the average of the incentives earned in respect of the three years prior to the date of termination, multiplied by a notice period. The notice period for Mr. Sangster is two years; for Messrs. Jackman and Roberts, 2 ½ years; and, for Mr. Brenneman, three years. For the purposes of calculating each Named Executive Officer’s retirement benefit, service is increased by the notice period and the executive is deemed to have earned the base salary as of the termination date for the duration of the notice period. In the event of termination of Mr. Kallos' employment without just cause, he is entitled to a lump sum payment amount equal to 12 months of notice.

Indebtedness of Directors, Executive and Senior Officers

As of the date of this Management Proxy Circular, there is no indebtedness to the Company or any of its subsidiaries by any present or former Directors, officers or employees of the Company or any of their associates in connection with the purchase of securities.

Table of Indebtedness of Directors, Executive Officers and Senior Officers
Other Than Under Securities Purchase Programs

The aggregate amount of indebtedness to the Company and its subsidiaries (as of the date of this Management Proxy Circular) of all present and former Directors, officers and employees of the Company other than under securities purchase programs is $40,000.

Name and Principal Position	Largest Amount Outstanding During 2005	Amount Outstanding as at March 7, 2006
	$	$
Boris J. Jackman Executive Vice-President	40,000	40,000

The Company made a $40,000 interest-free loan to Boris J. Jackman in May 2000 in accordance with his employment arrangements. The loan is unsecured and is due in full immediately upon termination of employment with the Company. In 2002, the Company discontinued the practice of granting loans to executives.

Directors and Officers Insurance Program

Petro-Canada maintains Directors and officers liability insurance to an aggregate annual limit of $160 million. The policy provides coverage in two parts:

(i)	Corporate Reimbursement Coverage - This coverage reimburses the Company for amounts lawfully paid to its Directors or officers under the corporate indemnity; and
(ii)
Directors and officers Coverage - This coverage pays for losses incurred by each insured Director or officer in situations where the Company either chooses not to indemnify, or is unable (either legally or financially) to indemnify the Director or officer.

The deductible is $12 million for the Corporate Reimbursement Coverage, and there is no deductible for the Directors and officers Coverage. The premium in respect of the individual reimbursement provision was approximately $700,000 for the 2005 financial year. The Corporate Reimbursement Coverage does not distinguish between the Directors and officers as separate groups.

Returning Cash to Shareholders

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program.

Petro-Canada reviews its dividend strategy to ensure the alignment of the dividend policy with shareholder expectations, and financial and growth objectives. Commencing with the fourth quarter dividend paid on October 1, 2005, the Company increased the quarterly dividend 33% to $0.20/share on a pre-stock dividend basis ($0.10/share on a post-stock dividend basis). Total dividends paid in 2005 were $181 million, compared with $159 million in 2004.

In 2004, Petro-Canada initiated a Normal Course Issuer Bid (NCIB) program, which was renewed in 2005. The current program, which extends to June 21, 2006, entitles the Company to purchase up to 5% of the outstanding common shares, subject to certain conditions. In January, Petro-Canada announced the intention to use proceeds from the sale of its mature Syrian assets, barring unforeseen events, in its share buyback program over the coming months. The sale of the mature Syrian assets closed on January 31, 2006.

Period	Shares Repurchased [1]		Average Price		Total Cost
	2005	2004	2005	2004	2005	2004
Full year	8,333,400	13,736,164	$ 41.54	$ 32.51	$ 346 million	$ 447 million
___________

1 Stated on a post-stock dividend basis. In July 2005, the Company effected a two-for-one stock split in the form of a stock dividend.

Report of the Corporate Governance and Nominating Committee

The principal role of the Corporate Governance and Nominating Committee (the Governance Committee) is to assist the Board in:

(i)	developing and implementing principles and procedures for the overall management of corporate governance;
(ii)	assessing the size, competencies and skills of the existing Board and proposing qualified candidates as nominees for election to the Board and its Committees;
(iii)	conducting Board, Committee and individual Director evaluations; and
(iv)	overseeing the orientation, education and development of members of the Board.

Principles and Procedures

The Board of Directors and management of Petro-Canada are committed to adhering to superior corporate governance standards and the Company adopts a “best practices” approach in all of its corporate governance initiatives. In accordance with rules of the Canadian Securities Administrators and the TSX, the Board has developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis. Overall, the Company’s corporate governance practices do not differ significantly from the New York Stock Exchange (NYSE) Corporate Governance Standards. Details of Petro-Canada’s alignment with these Standards, as well as the Sarbanes Oxley Act of 2002 (SOX) and National Instrument 58-101 (NI 58-101), can be found on the Company’s Web site at www.petro-canada.ca. Details of the Company’s corporate governance practices are also available on this Web site.

Petro-Canada has received formal recognition in respect of its corporate governance practices and disclosure. In its 2005 Corporate Governance Awards (Board Games), the Globe and Mail, Report on Business ranked Petro-Canada’s corporate governance practices in the top 6% among well over 200 companies. This is a rating that has consistently improved for Petro-Canada over the past three years. In 2005, Ethical Funds included Petro-Canada in its “50 Best Corporate Citizens” publication, which involved the consideration of various factors including Board independence and diversity. Covalence, a Geneva-based monitoring organization, recently acknowledged Petro-Canada for its strong ethical practices.

The Governance Committee undertook a review of the Company’s governance practices in 2005 and, in particular, considered the Corporate Governance Handbook. Following this review, the Governance Committee approved revisions to the Board Mandate and position descriptions for the Board Chair, Chief Executive Officer, Corporate Secretary and Committee Chairs. In addition, the remaining Board Committees have approved revised versions of their respective mandates upon recommendation from the Governance Committee. In accordance with NI 58-101, a copy of the Board Mandate is attached hereto as Appendix I.

With the approval of the Governance Committee, the Charters of each of Petro-Canada’s standing Committees and the aforementioned position descriptions are published on the Company’s Web site (www.petro-canada.ca) as part of the Corporate Governance Handbook. Additional information on the Audit, Finance and Risk Committee, including a copy of its Charter, can also be found in Petro-Canada’s Annual Information Form.

Composition of the Board of Directors and Committees

The Articles of the Company state that the Board of Directors is to be comprised of a minimum of nine and a maximum of 13 Directors. The Governance Committee is responsible for annually reviewing the size of the Board and the competencies and skills of its members. Using a skills matrix, the Governance Committee annually reviews the size, composition, membership and Charter of the Board and each Board Committee including its own Charter, membership and performance. This review is followed by the Governance Committee’s evaluation of the effectiveness of the Board as a whole and the contributions of individual members. The results of this evaluation are reported to the Board of Directors. Based on its most recent review, the Governance Committee is satisfied that the Board has a suitable number of members and the appropriate mix of experience and skills given the size and nature of Petro-Canada’s operations.

The Board of Directors currently has five standing committees:
▪	Audit, Finance and Risk;
▪	Corporate Governance and Nominating;
▪	Management Resources and Compensation;
▪	Pension; and
▪	Environment, Health and Safety.

Each Committee is typically composed of five members, each of whom are “independent” pursuant to National Instrument 58-101 (NI 58-101), the NYSE Corporate Governance Standards and SOX. In addition the Audit, Finance and Risk Committee members are all independent pursuant to National Instrument 52-110 (NI 52-110), the NYSE Corporate Governance Standards and SOX and are financially literate, with one member recognized as a “financial expert” in accordance with SOX requirements. Ron A. Brenneman, Petro-Canada’s President and Chief Executive Officer, is the only non-independent member of the Board and, while he is not a member of any of the Committees, he is invited to attend all Committee meetings, other than the in camera sessions.

Each Committee undertakes detailed examinations of the specific aspects of the Company which fall under its purview, as outlined in its Committee Charter. Committee meetings provide a smaller, more focused forum than do meetings of the full Board of Directors and are designed to be more conducive to exhaustive and forthright discussions. The Chair of each Committee provides a report to the Board of Directors following each Committee meeting.

Director Orientation and Performance Evaluations

The Governance Committee is responsible for the orientation process for new Board members and the continuing education and development of incumbent members. Working with Petro-Canada management, one-on-one presentations are set up with each of the business unit leaders; all Board members are invited to attend seminars dealing with various topics, such as fiduciary or Committee-related trends and issues, and all members are encouraged to attend facility tours. Petro-Canada also encourages its Directors to enrol in relevant continuing education programs offered by various institutions, including director colleges. Cost-sharing arrangements with Petro-Canada for these programs are available and all reasonable expenses are reimbursed.

Corporate Standards and Conduct

All Board members, employees and contractors are bound by the Company’s Code of Business Conduct (the Code), a copy of which can be found on our Web site at www.petro-canada.ca. On an annual basis, the Chief Compliance Officer reports to the Governance Committee on the Company’s Corporate Standards and Conduct and obtains certificates from named officers verifying that each such individual adheres to the Code. Annual certifications are also provided by Petro-Canada’s senior financial officers in accordance with the Company’s Code of Ethics for Financial Officers, which can also be found on the Company’s Web site at www.petro-canada.ca. In 2005, Petro-Canada revised the Policy for the Prevention of Improper Payments (PPIP), which provides mandatory guidelines on certain activities and conduct to meet internal ethical standards, and which may fall under the scope of international legislation relating to anti-bribery and corruption including, for example, U.S. Foreign Corrupt Practices Act and the OECD Anti-Bribery Convention. Throughout 2004 and 2005, the Company’s Chief Compliance Officer implemented online business integrity training, as well as individual and group seminars, relating to PPIP and similar legislation.

This report is submitted by the Corporate Governance and Nominating Committee.
Guylaine Saucier (Chair)
Thomas E. Kierans
Maureen McCaw
Brian F. MacNeill (ex-officio member)

Other Business

Submission Date for 2006 Shareholder Proposals

The Canada Business Corporations Act, which is the general corporate statute that governs Petro-Canada, provides that shareholder proposals must be received by December 7, 2006 to be considered for inclusion in the Management Proxy Circular and the Form of Proxy for the 2007 Annual Meeting of Shareholders, which is expected to be held on April 24, 2007.

Shareholder Feedback

Petro-Canada maintains a comprehensive investor communications program.

The Company’s Web site, www.petro-canada.ca, contains a variety of corporate and investor information, including:

▪	the Statistical Supplement;
▪	the AIF;
▪	Quarterly Reports;
▪	the Management Proxy Circular;
▪	Corporate Governance Practices (including the Company’s Corporate Governance Handbook);
▪	Presentations and Webcasts;
▪	Dividend History;
▪	Petro-Canada’s Code of Business Conduct;
▪	Petro-Canada’s Principles for Investment and Operations; and
▪	the Report to the Community.

The Company invites shareholder comments to:

Hugh L. Hooker, Corporate Secretary
Telephone: 403-296-7778
Fax: 403-296-4910
E-mail: hhooker@petro-canada.ca

Investor Inquiries
Telephone: 403-296-4040
Fax: 403-296-3061
E-mail: investor@petro-canada.ca

General Inquiries
Petro-Canada
P.O. Box 2844
Calgary, Alberta, Canada T2P 3E3
Telephone: 403-296-8000
Fax: 403-296-3030
Web site: www.petro-canada.ca

Annual Disclosure Documents

Management anticipates that this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about March 23, 2006. Unless otherwise stated, information contained herein is provided as at March 7, 2006.

Financial information is contained in the Company’s Consolidated Financial Statements and MD&A for its most recently completed financial year. Copies of this Management Proxy Circular, the AIF as well as the Company’s Annual Report (which includes the Company’s Consolidated Financial Statements and MD&A) for the year ended December 31, 2005, may be obtained from the Company’s Web site at www.petro-canada.ca or by mail upon request from the Corporate Secretary, 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3.

You may also access Petro-Canada’s disclosure documents and any reports, statements or other information that Petro-Canada files with Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov.

Board of Directors’ Approval

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of Petro-Canada.

/s/ Hugh L. Hooker
Hugh L. Hooker
Associate General Counsel and Corporate Secretary

APPENDIX I

Board of Directors Mandate

The Board of Directors of Petro-Canada (the Board) will carry out the procedures, responsibilities and duties set out below. In doing so, the Board shall oversee the management of the Company’s business and affairs in the interests of the shareholders, while continually monitoring the integrity of the Company, its officers and employees.

BOARD COMPOSITION

1.
The Board of Directors should consist of a cross-section of highly professional and competent members with the necessary disciplines to facilitate the Company meeting its legal, financial, operational and societal objectives.

2.	The election of Directors occurs at the annual general meeting and is for a term of one year.
3.	The Company’s Articles provide that the Board shall consist of a minimum of nine and a maximum of 13 Directors.
4.	A majority of the Board of Directors shall be independent pursuant to applicable legislation and regulations.

MEETINGS

5.
The Chair shall solicit from the members of the Board recommendations as to matters to be brought before the Board, which matters shall receive a fair hearing at the Board meeting. The Board will meet at least six times per year. A quorum for meetings is a majority of Directors.

6.
A meeting agenda and background material on agenda items will be provided prior to each meeting so that Board members have an opportunity for advance review of relevant materials. Senior management will be made accessible to Board members at Board and Committee meetings and at such other times as the Board members may request.

7.
A Director may participate in a meeting of the Board or of a Committee by means of telephone or other communications facilities which permit all persons participating in the meeting to hear each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. If a regular meeting has been convened, telephone participation in the meeting by individual Board members is discouraged, except in special circumstances.

REMUNERATION

8.
Remuneration of the Board will be established upon the recommendation of the Corporate Governance and Nominating Committee and shall be generally in line with that paid by other Canadian controlled public companies of a similar size and type.

DUTIES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

9.
The Board of Directors is responsible for the supervision of the management of the Company’s business and affairs. It has the statutory authority and obligation to oversee the maintenance and protection of the assets of the Company in the interest of all shareholders.

10.
Although Directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

11.
The involvement and commitment of Directors is evidenced by regular Board and Committee attendance, preparation and active participation in setting goals, and requiring performance for the benefit of shareholders.

12.
While the Board is called upon to “manage” the business, this is done through delegation to the President and Chief Executive Officer who is charged with the day-to-day management of the Company. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance. Reciprocally, management keeps the Board fully informed of the progress of the Company towards the achievement of its established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.

13.
The Board operates by delegating certain of its responsibilities and authority, including spending authorization, to management and reserving certain powers to itself. Its principal duties fall into the following categories.

(a)	MANAGEMENT SELECTION, RETENTION, SUCCESSION AND REMUNERATION
(i)
Subject to the Articles and By-laws of the Company, the Board manages its own affairs, including planning its composition, selecting its nominating candidates for election to the Board, appointing Committees, establishing the Charters and duties of the Board and its Committees, and determining Board compensation.

(ii)
The Board has responsibility for the appointment and replacement of the President and Chief Executive Officer, for monitoring President and Chief Executive Officer performance, and for determining President and Chief Executive Officer compensation.

(iii)
The Board has responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the President and Chief Executive Officer, and for overseeing the implementation of adequate management succession mechanisms.

(iv)
The Board must satisfy itself as to the integrity of the President and Chief Executive Officer and other executive officers, and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout the Company.

(b)	STRATEGY DETERMINATION
(i)
The Board has the responsibility to participate directly or through its Committees, in developing and approving the mission of the business, its objectives and goals, and the strategy for the achievement of such objectives and goals.

(ii)	The Board has responsibility to promote congruence between shareholders' expectations, Company goals and objectives and management performance.
(c)	MONITORING AND ACTING
(i)	The Board has responsibility to monitor the Company's progress towards its goals, and to revise and alter its direction in light of changing circumstances.
(ii)
The Board has responsibility to provide advice and counsel to the President and Chief Executive Officer, and to take action when performance falls short of its goals or other special circumstances warrant.

(d)	POLICIES AND PROCEDURES
(i)	The Board has responsibility to approve and monitor compliance with all significant policies and procedures by which the Company operates.
(ii)	The Board has a responsibility to monitor the Company’s operations, particularly whether its operators comply with applicable laws and regulations, and ethical and moral standards.
(e)	REPORTING TO SHAREHOLDERS
(i)
The Board has responsibility for monitoring the performance of the Company and the adequate reporting of such performance to shareholders, other security holders and regulators on a timely and regular basis.

(ii)
The Board has responsibility for overseeing the report of audited annual financial statements in accordance with generally accepted accounting standards, and for reviewing the Company's quarterly financial statements before publication.

(iii)	The Board has responsibility for the timely reporting of any developments that have a significant and material impact on the value of the Company or its publicly traded securities.
(f)	GENERAL LEGAL OBLIGATIONS

The Board has the responsibility to:

(i)	Manage the business and affairs of the Company.
(ii)	Act honestly and in good faith with a view to the best interests of the Company.
(iii)	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
(iv)
Act in accordance with the Petro-Canada Public Participation Act, the Canada Business Corporations Act, securities, environmental, and other relevant legislation, and the Company's Articles and By-Laws.

(v)	Consider as the full Board and not delegate to a Committee:
(A)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;
(B)	the filling of a vacancy among the Directors or the Company’s auditor;
(C)	the manner and the terms of the issuance of securities;
(D)	the declaration of dividends;
(E)	the purchase, redemption or any other form of acquisition of shares issued by the Company;
(F)
the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(G)	the approval of a management proxy circular;
(H)	the approval of annual financial statements;
(I)	the approval of any take-over bid circular or Directors' circular; or
(J)	the adoption, amendment or repeal of By-Laws of the Company.

BOARD COMMITTEES

Purpose

14.	The Board may establish, seek the advice of, and delegate responsibilities to Committees of the Board.
15.
Committees undertake detailed examination of specific aspects of the Company as outlined in their Charters. They provide a smaller, more intimate forum than full Board meetings and are designed to be more conducive to exhaustive and forthright discussion.

16.	Committees analyze in depth Policies and strategies which are developed by management. They examine alternatives and, where appropriate, make recommendations to the full Board.
17.	Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so. The Board reserves the right to oversee, review and approve Committee activity.

Membership

18.
Subject to the By-Laws of the Company, the Chairs and members of Committees are recommended by the Chair of the Board, in consultation with the Chair of the Corporate Governance and Nominative Committee, and appointed by the Board.

19.	Committees should be made up of not less than three and not more than five Directors.

Procedures

20.	The Chair of each Committee shall preside at Committee meetings; in that person’s absence, an alternate may be elected by the Committee.
21.	A majority of the members of a Committee constitute a quorum.
22.	Each Committee shall meet at the call of its Chair at least once in the fiscal year, or as directed by resolution of the Board.
23.	Upon advising the Board Chair, a Committee may from time to time request the assistance of external advisors to research, investigate and report on matters within that Committee's Charter.
24.
The Corporate Secretary, or a person delegated by the Corporate Secretary, will be the secretary to a Committee. All minutes of the Committees will be forwarded by the Secretary to each member of the Board in a timely manner.

25.	The proceedings of Committees shall be conducted in accordance with the By-Laws of the Company and with the applicable committee charter.
26.	Each Committee Chair shall report or cause a report to be made to the Board at each Board meeting following a Committee meeting.

STANDING COMMITTEES

27.	The Board has established the following standing Committees:

  Audit, Finance and Risk Committee;
  Corporate Governance and Nominating Committee;
  Management Resources and Compensation Committee;
  Pension Committee; and
  Environment, Health and Safety Committee.